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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

PG & E CORPORATION

(Name of Issuer)

First Preferred Stock

(Title of Class of Securities)

694308206

(CUSIP Number)

August 24, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 694308206

1.	Name of Reporting Person: Fir Tree, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 278,400

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 278,400

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 278,400

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 6.6%

12.	Type of Reporting Person:* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

13G
CUSIP No. 694308206

1.	Name of Reporting Person: Fir Tree Value Master Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 137,998

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 137,998

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 137,998

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 3.3%

12.	Type of Reporting Person:* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

13G
CUSIP No. 694308206

1.	Name of Reporting Person: Fir Tree Recovery Master Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 0

		6.	Shared Voting Power: 140,402

		7.	Sole Dispositive Power: 0

		8.	Shared Dispositive Power: 140,402

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 140,402

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 3.3%

12.	Type of Reporting Person:* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G

      This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Fir Tree, Inc., a New York corporation (“Fir Tree”), Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), and Fir Tree Recovery Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Recovery”), relating to shares of Series A Preferred Stock of PG&E Corporation, a California corporation (the “Issuer”), purchased by Fir Tree for the accounts of Fir Tree Value and Fir Tree Recovery. Fir Tree is the investment manager of both Fir Tree Value and Fir Tree Recovery.

Item 1(a)	Name of Issuer.

PG&E Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

One Market
Spear Tower
Suite 2400
San Francisco, California 94105

Item 2(a)	Name of Person Filing.

Fir Tree, Inc. (“Fir Tree”), Fir Tree Value Master Fund, L.P. (“Fir Tree Value”) and
Fir Tree Recovery Master Fund, L.P. (“Fir Tree Recovery”)

Item 2(b)	Address of Principal Business Office.

535 Fifth Avenue
31st Floor
New York, New York 10017

Item 2(c)	Place of Organization.

Fir Tree is a New York corporation. Fir Tree Value is a Cayman Islands exempted limited partnership. Fir Tree Recovery is a Cayman Islands exempted limited partnership.

Item 2(d)	Title of Class of Securities.

Series A Preferred Stock, no par value (the “Preferred Stock”).

Item 2(e)	CUSIP Number.

694308206

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.

(a)	Fir Tree is the beneficial owner of 278,400 shares of Preferred Stock through the accounts of Fir Tree Value, 137,998 and Fir Tree Recovery, 140,402.

(b)	Fir Tree is the beneficial owner of 6.6% of the outstanding shares of Preferred Stock. This percentage is determined by dividing the number of shares beneficially held by 4,211,622, the number of shares of Preferred Stock issued and outstanding as of this date.

(c)	Fir Tree as investment manager of Fir Tree Value may direct the vote and disposition of the 137,998 shares of Preferred Stock held by it and as investment manager of Fir Tree Recovery may direct the vote and disposition of 140,402 shares of Preferred Stock held by it.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: June 17, 2005

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President

FIR TREE RECOVERY MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
	Name:	Jeffrey Tannenbaum
	Title:	President